TLC VENTURES CORP.
Suite 1101 - 900 West Hastings Street
Vancouver, British Columbia, Canada, V6C 1E5

NEWS RELEASE

TLC VENTURES ADVANCES PROJECTS
IN CANADA AND SOUTH-WEST PACIFIC

September 26th, 2006	TSX-V: TLV

Vancouver, British Columbia: Edward Farrauto, President and CEO of TLC Ventures Corp. (“TLC” or the “Company”) (TLV: TSX-V) is pleased to provide an update on the Company’s exploration activities in Canada and the South-West Pacific.

Cybele Resources Inc.

Through the Company’s 96.3% controlled subsidiary, Cybele Resources Inc. (“Cybele”) TLC has acquired a total of 1,555 square kms of Exploration and Prospecting Licenses in Vanuatu and the Solomon Islands. Cybele has also made application for a further 4,418 square kms of exploration licenses in Papua New Guinea (“PNG”) and 388 square kms in the Solomon Islands. Under the direction of Dr. Richard Henley, Chairman of TLC, the prospective mineral licenses have been targeted using leading-edge digital database technology as part of a program to identify and delineate major porphyry and epithermal gold systems in the South-Pacific. Phase One fieldwork is well underway and includes target prioritization, reconnaissance geological and structural mapping and lithogeochemical samplin g. Initial work has identified areas prospective for epithermal gold mineralization with follow-up work to include detailed mapping and channel sampling. Field work will be initiated in PNG once Cybele’s license applications have been formally granted. To date TLC has invested a total of $1.6 million in Cybele.

Effective immediately Cybele has appointed Dr. David Lindley as Exploration General Manager for PNG. Dr. Lindley has a successful exploration track record with substantial PNG experience. He was formally Exploration Manager for a PNG focused exploration company listed on the TSX Venture Exchange. Rob Smillie, Vice President Exploration for Cybele stated: “We are very pleased to have Dr. Lindley as part of our exploration team. David’s many years of PNG exploration and operations experience will have an immediate positive impact on Cybele’s gold exploration activities in the South-West Pacific”.

Point Leamington Zinc-Gold-Copper-Silver Deposit, Newfoundland

TLC has acquired by staking 5 new mineral licenses totaling 261 square kms along strike and in the same geological belt that hosts the Company’s 100% owned Point Leamington Zn-Au-Cu-Ag massive sulphide deposit in Newfoundland. In 2004, Hatch Associates Ltd. (“Hatch”) completed an independent mineral resource estimate for the Point Leamington massive sulphide deposit (see news as reported in Stockwatch on March 30, 2004). Above a 1 percent Zn cut-off grade, Hatch estimated that the Point Leamington massive sulphide deposit contains an inferred resource of 12.3 million tonnes grading 1.92% Zn, 0.88 g/t Au, 0.28% Cu and 16.94 g/t Ag containing 348,000 ounces of gold and 520 million pounds of zinc as well as significant copper and silver. The additional claim acquisition follows an extensive review and reinterpretation of the geology in the region and an analysis of the Company’s 2004 drilling campaign. TLC is currently in discussions with geophysical contractors to complete an approximate 2,200 line-km Airborne Electromagnetic (“AEM”) survey over the newly acquired mineral licenses. No modern AEM survey data is available for the volcanic and associated sedimentary belts to the north and southeast of the Point Leamington deposit. The purpose of the AEM survey is to locate additional gold-rich massive sulphide targets in the district.

TLC Ventures is an exploration and mine development company focused on the acquisition, advancement and development of world-wide precious and base metal assets. In addition to our on-going exploration programs in Canada and the South-West Pacific the Company is continuing to review development-stage gold and copper projects for acquisition.

TLC VENURES CORP.

Signed “Edward Farrauto”

Edward Farrauto
President and CEO

For Further information contact:
Ryan King, Investor Relations
(604) 681-9944 Phone

http://www.tlcventurescorp.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward Looking Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements including but not limited to those with respect to the price of gold, silver or copper, potential mineralization, reserve and resource determination, exploration results, and future plans and objectives of the Company involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of TLC Ventures to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.